October 27, 2009

Mail Stop 3010

Mr. Michael A. DiGregorio
Chief Financial Officer
Korn/Ferry International
1900 Avenue of the Stars, Suite 2600
Los Angeles, CA 90067

> RE: **Korn/Ferry International**
> **Form 10-K for the fiscal year ended April 30, 2009**
> **Filed June 29, 2009**
> **Form 14A Filed August 7, 2009**
> **File No. 1-14505**

Dear Mr. DiGregorio:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant